UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
EATCRATEFUL INC

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    9/21/2017

Physical address of issuer
13816 Bora Bora Way, #208, Marina Del Rey, CA 90292

Website of issuer
http://www.eatcrateful.com/

Current number of employees
2 full-time and 2 consultants

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	517,180	366,047
Cash & Cash Equivalents	307,563	74,370
Accounts Receivable	77,245	61,545
Short-term Debt	135,315	160,958
Long-term Debt	323,051	377,203
Revenues/Sales	1,693,580	610,919
Cost of Goods Sold	314,847	149,927
Taxes Paid	0	0
Net Income	(13,569)	(380,804)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EATCRATEFUL INC
Annual Report
(Exhibit A to Form C-AR)
[Filing Date]



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EATCRATEFUL INC is a Delaware C-Corporation, formed on 9/21/2017.
The Company is located at 13816 Bora Bora Way, #208, Marina Del Rey, CA 90292
The Company's website is http://www.eatcrateful.com/

The Company previously operated as a California LLC under the name NATURALE LLC. NATURALE LLC was formed on March 6th, 2015 and became a wholly owned subsidiary of the Company.

The Company was established in Delaware as a C-Corporation and all Membership Units in NATURALE LLC were assigned to the Company on pro-rata share (in other words a 1 to 1 ratio for share purposes based on 80% of total outstanding shares), by using the cap table as of January 1, 2018. NATURALE LLC was reduced to a single member LLC with the Company as the sole member. Andrea Marotti and Emanuele Ponzo remained managers, with all governance decisions made by the Board of Directors of the Company and its stockholders.

NATURALE LLC remains as the operating entity for all licenses, banking, contracts, payment of employees, services to customers, vendors, leases etc. in order for the Crateful brand to continue with seamless operations.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

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are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive catering space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, it will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

The Company has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

BUSINESS

Description of the Business
Crateful has created a gourmet catering service which provides high end food, staff and event management services.

Business Plan

In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, and truly delicious foods, served in the most impeccable way. Crateful offers a range of catering-related services, from packaged food to fully services high end dining experiences.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients and preparations.
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professionally trained service staff.

Pricing Structure
- Full service catering ranges greatly between $18 per person(for cocktail reception appetizers for large events of over 100 guests) and $100 per person (for full dinner service).

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known large competitors.

Customer Base
Our target customers are
- Corporations
- Event Planners
- Weddings

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5187147	IC 043. US 100 101. G & S: Catering services; preparation of food. FIRST USE: 20150924. FIRST USE IN	CRATEFUL	May 27, 2015	April 18, 2017	U.S.

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	COMMERCE: 20150924				

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andre Marotti	Chairman, President, co-CEO	President at Crateful. Tech, Marketing, Operations
Emanuele Ponzo	Vice President, co-CEO	CEO at Naturale LLC (dba Crateful). Sales, Partnerships, Operations
Brad Zions	Executive Director	Partner, Structure Fund

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees and 2 consultants in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
4,659,997 shares of common stock and options to purchase 706,518 shares of common stock are outstanding

The Company has the following debt outstanding:
$[77,000]

Ownership
The founders, Emanuele Ponzo and Andrea Marotti, own a combined 32.80% of the shares on a fully-diluted basis including stock options and shares reserved for issuance pursuant to the Company's stock plan.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
N/A		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary.

7

Prior to 2018, the Company operated exclusively as Naturale, LLC. In 2018, the Company reorganized as a corporation, with members of Naturale, LLC receiving shares of stock in Eatcrateful, Inc. in exchange for units comprising all membership interests in Naturale, LLC. The Company is now the sole member of Naturale, LLC.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising
The Company records advertising expenses in the year incurred.

Rent
The company has a lease agreement which is bases on a revenue share model so its does not have a fixed expense for ret but it pays 15% of gross revenue to the landlord, but only if the revenue opportunity is generated by the landlord.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $69,428 in cash on hand as of February 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Prior to 2016, the Company borrowed money for the purpose of financing the purchase of software and a vehicle ("the Loans"). The loans are governed by standard repayment terms and are secured by the assets they were used to purchase.

Valuation

Before making an investment decision, you should carefully consider the $5,000,000 evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security	Common Stock
Amount outstanding (shares)	4,659,997
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	N/A (it will not limit, dilute or qualify)
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Classes of Securities of the Company

Common Stock*

Dividend Rights
No

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Rights and Preferences
None

Preferred Stock
No Preferred Stock has been issued to date

Dividend Rights
N/A

Voting Rights
N/A

Right to Receive Liquidation Distributions
N/A

Rights and Preferences
N/A

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken

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by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/
_____
(Signature)

Andrea Marotti
_____
(Name)

Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/   *Andrea Marotti*
_____
(Signature)

Andrea Marotti
_____
(Name)

Co-CEO
_____
(Title)

5/21/2020
_____
(Date)

/
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Co-CEO
_____
(Title)

5/21/2020   5/21/2020
_____
(Date)

/s/Brad Zions   *Bradley J. Zions*
_____
(Signature)

Brad Zions
_____
(Name)

12

Executive Director

(Title)

[Filing Date] 05 / 21 / 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

ATTACHED

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COMPANY CERTIFIED FINANCIALS

I, Andrea Marotti, certify that the financial statements of EatCrateful Inc included in this Form are true and complete in all material aspects.

_____

Andrea Marotti
Co-CEO
EatCrateful, Inc
6/1/2020

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS			
Cash	$	307,563	
Accounts receivable		77,245	
Prepaid expenses		6,771	
Employee advances		2,600	
TOTAL CURRENT ASSETS			$ 394,179
PROPERTY AND EQUIPMENT - net			116,975
OTHER ASSETS			
Investment in a limited liability company		53	
Security deposits		5,973	
TOTAL OTHER ASSETS			6,026
			$ 517,180

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES			
Accounts payable and accrued expenses		65,995	
Credit card payable		43,450	
Sales tax payable		22,078	
Customer deposits		3,717	
Due to affiliate		75	
Due to stockholders		105	
Loan payable		1,292	
TOTAL CURRENT LIABILITIES			$ 136,712
LONG-TERM DEBT - Convertible notes (Note 1)			321,654
STOCKHOLDERS' EQUITY			
Common stock - $0.0001 par value		459,569	
Retained earnings (deficit)		(400,755)	
TOTAL STOCKHOLDERS' EQUITY			58,814
			$ 517,180

EATCRATEFUL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS(DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2019

SALES - net		$ 1,643,580
COST OF SALES		
Inventories - beginning of year	$ 950	
Purchases	313,897	
	314,847	
Inventories - end of year	---	
TOTAL COST OF SALES		314,847
GROSS PROFIT		1,328,733
EXPENSES		
Salaries, contract services and related costs	713,919	
Operating	140,610	
General and administrative	536,702	
TOTAL EXPENSES		1,391,231
LOSS FROM OPERATIONS		(62,498)
OTHER INCOME (LOSS)		
Licensing fee income	50,000	
Loss from investment in a limited liability company	(247)	
Interest income	15	
Interest expense	(6,342)	
NET OTHER INCOME		43,426
NET LOSS		(19,072)
RETAINED EARNINGS (DEFICIT) – beginning of year		(381,683)
RETAINED EARNINGS (DEFICIT) – end of year		$ (400,755)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2019

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (19,072)	
Adjustments to reconcile net loss to net		
cash provided by operating activities:		
Depreciation and amortization	81,437	
Loss from investment in a limited liability company	247	
Changes in assets and liabilities:		
Accounts receivable	(15,700)	
Inventories	950	
Prepaid expenses	12,749	
Employee advances	(2,000)	
Security deposits	4,677	
Accounts payable and accrued expenses	(2,543)	
Credit card payable	(12,730)	
Sales taxes payable	(452)	
Customer deposits	(7,993)	
Due to affiliate	(14,925)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 24,645
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital contribution in a limited liability company	(300)	
NET CASH USED IN INVESTING ACTIVITIES		(300)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on loans from stockholders	(4,800)	
Payments on long-term debt	(36,352)	
Proceeds from issuance of common stock	250,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		208,848
NET INCREASE IN CASH		233,193
CASH AT BEGINNING OF YEAR		74,370
CASH AT END OF YEAR		$ 307,563
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		$ 6,342
Franchise taxes paid		$ 1,600

Note 1   CONVERTIBLE NOTES

The Company issued convertible notes in 2018 as part of a Regulation CF based funding round, conducted via SeedInvest.com (SI Securities, LLC), and bearing an interest rate of 5%. The total amount of convertible notes as of December 31, 2019 was $321,654.

TITLE	Form C-AR final with Financials
FILE NAME	Form C-AR Final 0521.docx
DOCUMENT ID	8acf9cf92845c6e6d40cb7c7eab338789647303a
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

SENT
05 / 21 / 2020
21:54:23 UTC

Sent for signature to Andre Marotti (andre@crateful.la), Emanuele Ponzo (emanuele@crateful.la) and Bradley Zions (bradzions@gmail.com) from andre@crateful.la
IP: 76.171.210.104

VIEWED
05 / 21 / 2020
21:54:47 UTC

Viewed by Andre Marotti (andre@crateful.la)
IP: 76.171.210.104

VIEWED
05 / 21 / 2020
21:56:46 UTC

Viewed by Bradley Zions (bradzions@gmail.com)
IP: 172.90.8.58

VIEWED
05 / 22 / 2020
22:57:13 UTC

Viewed by Emanuele Ponzo (emanuele@crateful.la)
IP: 162.211.151.120

SIGNED
05 / 21 / 2020
21:55:02 UTC

Signed by Andre Marotti (andre@crateful.la)
IP: 76.171.210.104







HELLOSIGN

Audit Trail

TITLE	Form C-AR final with Financials
FILE NAME	Form C-AR Final 0521.docx
DOCUMENT ID	8acf9cf92845c6e6d40cb7c7eab338789647303a
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

SIGNED	**05** / **21** / **2020** 21:58:07 UTC	Signed by Bradley Zions (bradzions@gmail.com) IP: 172.90.8.58
SIGNED	**05** / **22** / **2020** 22:57:25 UTC	Signed by Emanuele Ponzo (emanuele@crateful.la) IP: 162.211.151.120
COMPLETED	**05** / **22** / **2020** 22:57:25 UTC	The document has been completed.